UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number: 000-54835

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

MALVERN FEDERAL SAVINGS BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN and TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Malvern Bancorp, Inc.

42 East Lancaster Avenue

Paoli, Pennsylvania 19301

Malvern Federal Savings Bank

Employees’ Savings & Profit Sharing Plan and Trust

Form 11-K Table of Contents

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Malvern Federal Savings Bank Employees’

Savings & Profit Sharing Plan and Trust

Paoli, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2015.

Philadelphia, Pennsylvania

June 29, 2018

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Statements of Net Assets Available For Benefits

	December 31,
	2017	2016
Assets:
Investments, at fair value	$6,543,604	$6,265,709
Notes receivable from participants	96,172	105,814
Employer contribution receivables	4,299	6,752
Participant contribution receivables	13,071	17,845
Total assets	6,657,146	6,396,120

Liabilities:
Excess contributions payable	17,240	—
Total liabilities	17,240	—

Net assets available for benefits	$6,639,906	$6,396,120

See the accompanying notes to the financial statements.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available For Benefits

For the Year Ended
December 31, 2017
Investment Income:
Net appreciation in fair value of investments	$738,979
Dividend income	39,641
Total investment income	778,620

Interest income on notes receivable from participants	4,864

Contributions:
Participants	334,533
Employer	112,941
Rollovers	—
Total contributions	447,474
Total additions	1,230,958

Deductions:
Benefits paid to participants	926,625
Administrative and other expense	60,547
Total deductions	987,172

Net increase in net assets available for benefits	243,786

Net assets available for benefits, beginning of year	6,396,120

Net assets available for benefits, end of year	$6,639,906

See the accompanying notes to the financial statements.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

1.	Description of Plan

General

The Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust, as amended, (the “Plan”) is a defined contribution plan covering all eligible employees of Malvern Federal Savings Bank (the “Employer” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Eligibility

Employees are eligible to make elective deferral contributions on the first day of the calendar month, coincident with or next following the date when they have attained age 18 and completed one month of service, measured from the date of hire, provided that they are an eligible employee at the end of that period.

For employer matching contributions, employees must have attained age 18 and completed six months of service, provided that they are an eligible employee at the end of that period.

Contributions

Participants may contribute an amount up to 50% of pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. Participants 50 years of age or older may make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Employer will contribute an amount equal to 50% of the participant’s contributions up to 6% of eligible compensation.

Vesting

Participants are 100% vested in all contributions plus actual earnings, including unrealized income or losses thereon.

Payment of Benefits

A participant’s interest in the Plan’s assets are not distributable until the participant terminates employment, reaches retirement age as defined by the Plan, dies or becomes permanently disabled. At that time, the participant may receive lump-sum amount equal to the value of his or her account. If the value of a participant’s balance does not exceed $1,000, the distribution is automatically made. If such interest is greater than $1,000, then the participant may elect to defer distribution. However, the Plan administrator will distribute the balance in a lump sum without participant’s consent at the time that payments must begin under applicable federal law - generally the April 1 following the later of the calendar year in which the participant attains age 70-1/2 or terminates employment. Special rules apply to participants who are deemed to own more than 5% of the Company.

A financial hardship withdrawal can be made for an immediate and heavy financial need that, among other things, cannot be satisfied through certain other sources available to the participant.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s contribution and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Investments are participant-directed.

Administrative Expenses

Various expenses related to the administration of the Plan are paid by the Plan Sponsor and partly by participants. A participant’s share of these expenses is allocated on a pro rata basis. The participant’s share of these expenses is based on the value of the participant’s account balance over the total assets in the Plan.

Administrative expenses are deducted from participant accounts on a quarterly basis from all funds except the Common Stock Fund. The rate for the Plan is determined quarterly based on the following tiered schedule for the total assets in the plan: 0.50% on the first $6,000,000 and 0.35% on assets over $6,000,000.

Notes Receivable from Participants

The Plan permits participants to borrow from their account balance. A participant is permitted to borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of his or her account balance, or $50,000. Loans must be repaid over a period not extending beyond five years from the date of the loan, unless such loan is used to acquire a dwelling unit that, within a reasonable time (determined at the time the loan is made), will be used as the principal residence. The maximum loan term for a principal residence loan is 20 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the current prime rate plus 1 percent. The interest rate was between 4.25% and 6.00% on existing loans at December 31, 2017.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions.

Plan Termination

Although it has not been expressed any intent to do so, the Plan Sponsor had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants may elect to have distributions paid directly or transferred to another eligible retirement plan or individual retirement account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities reported in the financial statements.

Actual results could differ from those estimates.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus accrued unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and expensed as incurred. Delinquent notes receivable from participants are treated as distributions based on the terms of the Plan Agreement. No allowances for credit losses have been recorded as of December 31, 2017 and 2016.

Concentration of Credit Risk

At December 31, 2017 and 2016, approximately 10.3% and 9.1%, respectively, of the Plan’s assets were invested in Malvern Bancorp, Inc. common stock.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2017 through the issuance of these financial statements and have identified no subsequent events.

3.	Fair Value Measurements

The Plan follows ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

●	Level 1: includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

●	Level 2: observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

●	Level 3: includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used or transfers between levels during the year ended December 31, 2017.

●	Common stock: Malvern Bancorp, Inc. common stock fund, “Common Stock Fund,” is an employer stock unitized fund. The fund consists of both Malvern Bancorp, Inc. common stock and a short-term cash component that provides liquidity for daily trading. Malvern Bancorp, Inc. common stock is valued at the quoted market price from a national securities exchange and the short term investments are valued at cost, which approximates fair value.

●	Exchange traded funds: Exchange traded funds are valued at quoted market price from a national securities exchange.

●	Mutual funds: Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values (NAV) of shares held by the Plan.

●	Money Market Funds: Money Market funds are valued at carrying value, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	Assets at Fair Value as of December 31, 2017
	Total	Level 1	Level 2	Level 3
Mutual funds	$1,188,258	$1,188,258	$—	$—
Exchange traded funds	1,122,634	1,122,634	—	—
Common stock	681,174	681,174	—	—
Common collective/trust funds*	3,551,538	—	—	—
Total investments	$6,543,604	$2,992,066	$—	$—
	Assets at Fair Value as of December 31, 2016
	Total	Level 1	Level 2	Level 3
Mutual funds	$907,852	$907,852	$—	$—
Money market fund	886,211	886,211	—	—
Common stock	582,492	582,492	—	—
Common collective/trust funds*	3,889,154	—	—	—
Total investments	$6,265,709	$2,376,555	$—	$—

*	Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

Net Asset Value (NAV) as Fair Value

The common collective/trust funds are comprised of units that are not publicly traded.  The underlying assets in these funds are valued where applicable on exchanges and price quotes for the assets held by the fund when readily available.  When current market prices or quotations are not available, valuations are determined using valuation models adopted by the Trustee or other inputs principally from or corroborated by observable market data.  The common collective/trust funds are valued at their net asset value (NAV) on the last day of the calendar year of the period; as a result, these investments are not classified within the fair value hierarchy.

The Plan’s investment in common collective/trust funds are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common collective/trust funds as based on information reported by the investment advisor using the audited financial statements of the common collective/trust funds at year end.  The Plan held the following common collective/trust funds at December 31, 2017 as described below:

The objective of the Metlife Stable Value Fund – Series 25554 Class J, common collective/trust fund is to provide safety and preservation of principal and accumulated interest for participant-initiated transactions.  The interest credited to balances in this fund will reflect both current market conditions and performance of the underlying investments in this fund.  This fund invests entirely in the MetLife Group Annuity Contract 25554 which consists of separately managed investment portfolios directed by Wilmington Trust, N.A.  This fund is a bank collective trust fund for which Wilmington Trust, N.A. (the “Trustee”) serves as the Trustee of the Fund and maintains ultimate fiduciary authority over the management of, and investments made in, the Fund.  This fund is not FDIC-insured or registered with the Securities and Exchange Commission. There are no unfunded commitments.

The objective of the Bell Rock Capital Unitized ModelxChange Investments is to provide asset allocation portfolios for plan participants. These risk-based models are actively managed and rebalanced to maintain the portfolio’s risk/reward characteristics. MidAtlantic Trust Company manages unitization of selected model strategies subject to the terms of its custodial agreement with the Plan Sponsor. The Plan Sponsor agrees to price and execute trades at the computed net asset value as established by MidAtlantic Trust Company. The unitization formula is comprised of a weighting of the underlying holdings published closing prices and the cash liquidity of the account. The unitization formula adjusts for external cash flows (i.e. purchase/redemption of units), daily accrual of fees, and underlying investment transactions/income. These funds are not FDIC-insured or registered with the Securities and Exchange Commission.

The following table for December 31, 2017 and 2016 sets forth a summary of the Plan’s investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2017
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
MetLife Stable Value Fund	$823	$—	Daily	60 days
Bell Rock Capital, Conservative Fund	1,137,433	—	Daily	—
Bell Rock Capital, Moderate Fund	562,418	—	Daily	—
Bell Rock Capital, Aggressive Fund	120,670	—	Daily	—
Bell Rock Capital, Balanced Fund	673,165	—	Daily	—
Bell Rock Capital, Capital Preservation Fund	1,057,029	—	Daily	—

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

	December 31, 2016
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
MetLife Stable Value Fund	$212,702	$—	Daily	60 days
Bell Rock Capital, LLC BRC Conservative Fund	1,263,011	—	Daily	—
Bell Rock Capital, LLC BRC Moderate Fund	440,724	—	Daily	—
Bell Rock Capital, LLC BRC Aggressive Fund	161,374	—	Daily	—
Bell Rock Capital, LLC BRC Balanced Fund	605,296	—	Daily	—
Bell Rock Capital, LLC BRC Capital Preservation Fund	1,206,047	—	Daily	—

4.	Tax Status

The Internal Revenue Service (“IRS”) informed the Company by letter dated March 31, 2014, that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a).  The Plan has since been amended, however, the plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2017, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

5.	Party-in-Interest Transactions

The Plan owns shares of Malvern Bancorp, Inc. common stock.  The Employer pays for fees for accounting and other administrative services.  In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Additionally, certain employees and officers of the Company, who are also participants in the plan, perform administrative services for the Plan at no cost.  Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

6.	Risks and Uncertainties

The Plan provides participants various investment options whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

Supplemental Schedule 1

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Schedule of Assets (Held at End of Year)

(Line 4i of Schedule H to the 2017 Form 5500)

EIN: 23-0835060 – Plan Number: 004

December 31, 2017

(a)		(b)	(c)	(d)	(e)
		Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par or Maturity Date	Cost	Current Value
		Bell Rock Capital	Aggressive Fund	*	$120,670
		Bell Rock Capital	Balanced Fund	*	673,165
		Bell Rock Capital	Capital Preservation Fund	*	1,057,029
		Bell Rock Capital	Conservative Fund	*	1,137,433
		Bell Rock Capital Moderate Fund	Moderate Fund	*	562,418
		DFA	US Large Cap Value III	*	179,597
		DFA	Global Equity (DGEIX)	*	51,185
		DFA	US Small Cap Port Inst	*	25,549
		PowerShares NASDAQ Internet Port	PowerShares NASDAQ Internet Port	*	12,183
		PowerShares QQQ	PowerShares QQQ	*	88,651
		PowerShares Dynamic Pharma Port	PowerShares Dynamic Pharma Port	*	44,914
		PowerShares Dynamic Media Port	PowerShares Dynamic Media Port	*	28,055
		IShares 20+ Treasury Bond	IShares 20+ Treasury Bond	*	39,246
		IShares Barclays TIPS	IShares Barclays TIPS	*	5,599
		IShares Morningstar MidCap Val	IShares Morningstar MidCap Val	*	54,789
		IShares Russell 2000 Grow ETF	IShares Russell 2000 Grow ETF	*	35,034
		IShares Russell MidCap Gr ETF	IShares Russell MidCap Gr ETF	*	220,461
		iShares S&P 500 Index ZETF	iShares S&P 500 Index	*	351,177
		iShares Core S&P Small-Cap EFT	iShares Core S&P Small-Cap EFT	*	31,714
		IShares US Aerospace & Def ETF	IShares US Aerospace & Def ETF	*	57,715
		IShares Nasdaq Biotechnology ETF	IShares Nasdaq Biotechnology ETF	*	44,225
		IShares MSCI EAFE Small-Cap ETF	IShares MSCI EAFE Small-Cap ETF	*	2,861
		IShares 3-7 Year Treasury Bond ETF	IShares 3-7 Year Treasury Bond ETF	*	4,312
		JPMorgan	Core Plus Bond R6	*	10,507
		Lord Abbett	Bond Debenture I	*	169,780
	**	Malvern Bancorp Inc.	Company Stock	*	681,174
		PIMCO	Enhanced Short Maturity ETF	*	44,151
		SPDR	S&P 600 SmCap Value ETF	*	5,017
		SPDR	S&P Emerging Asia Pacific ETF	*	4,436
		SPDR	S&P Insurance ETF	*	26,662
		SPDR	S&P Regional Banking ETF	*	3,451
		Energy Select Sector SPDR ETF	Energy Select Sector SPDR ETF	*	2,029
		Vanguard	Consumer Discretion ETF	*	45,846
		Vanguard	Small-Cap Growth Index ETF	*	31,890
		Vanguard	FTSE Developed Mkts ETF	*	26,173
		Vanguard	Value Index Fund ETF	*	25,111
		Vanguard	Inter Term Corp Bond ETF	*	2,760
		Vanguard	Materials ETF	*	31,723
		Vanguard	REIT Index ETF	*	23,407
		Vanguard	Target Ret 2015 Inv	*	239,180
		Vanguard	Target Ret 2020 Inv	*	104,420
		Vanguard	Target Ret 2025 Inv	*	14,924
		Vanguard	Target Ret 2030 Inv	*	122,315
		Vanguard	Target Ret 2035 Inv	*	269
		Vanguard	Target Ret 2040 Inv	*	1,256
		Vanguard	Target Ret 2045 Inv	*	7,290
		Vanguard	Target Ret 2050 Inv	*	2,068
		Vanguard	Target Ret 2055 Inv	*	86,115
		Vanguard	Total Intl Bond ETF	*	2,751
		Wilmington	Metlife GAC	*	823
		WisdomTree	Europe SmCap Div.	*	47
		WisdomTree	Intl SmCap Div.	*	47
	**	Participant Loans	Interest rates 4.25% - 6.00%	*	96,172
					$6,639,776
	*	Cost is not required for participant directed investments
	**	Party in Interest

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Malvern Federal Savings Bank Employees’ Savings & Profit
Sharing Plan and Trust

	By:	/s/ Joseph D. Gangemi
June 29, 2018		Senior Vice President and Chief Financial Officer Malvern Bank, National Association